Exhibit 99.1

Zenix Announces Shareholders’ Approval of Merger Agreement

BEIJING, January 21, 2022 /PRNewswire/ — China Zenix Auto International Limited (OTC: ZXAIY) (the “Company”), one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume, today announced that at a general meeting of shareholders held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated October 19, 2021 by and between the Company and Newrace Limited (“Parent”), which was joined by Newrace Mergersub Limited, a wholly owned subsidiary of Parent (“Merger Sub”) on October 20, 2021, pursuant to which the Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and becoming a wholly owned subsidiary of the Parent.

Approximately 76.1% of the Company’s total outstanding ordinary shares were presented in person or by proxy at today’s general meeting. The Merger, the Plan of Merger, and the transactions contemplated thereby, including the Merger, were approved by approximately 99.4% of the ordinary shares voted at the general meeting.

Completion of the Merger is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards satisfying the closing conditions and complete the Merger expeditiously. If and when completed, the Company will become a private company and its American depositary shares will no longer be listed for quotation on the OTC Pink tier of the OTC Markets.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers approximately 883 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 67 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of September 30, 2021. For more information, please visit: www.zenixauto.com/en.

Safe Harbor Statement

The Company may make written or oral forward-looking statements in periodic reports filed with the SEC, annual reports to shareholders, press releases such as this announcement, other written materials furnished to investors, and oral statements made by its officers, directors or employees. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. They can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in the Company’s annual Form 20-F filings with the SEC. The coronavirus outbreak, together with a deterioration of the general economic conditions and the automobile industry triggered by the outbreak in part, has adversely affected the financial position and operating results of the Company. The outbreak’s impact on our supplier and customers, including disruptions and inefficiencies in the supply chain, could be unpredictable.

For further information, please contact:

Kevin Theiss

Awaken Advisors

Tel: +1-(212)-510-8922 (new)

Tel: +1-(212)-521-4050 (old)

Email: kevin@awakenlab.com